Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Energy Conversion Devices, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

292659109

(CUSIP Number)

Chevron Corporation

(Name of Person Filing Statement)

Lydia I. Beebe
Corporate Secretary	Terry M. Kee
Chevron Corporation	Pillsbury Winthrop Shaw Pittman LLP
6001 Bollinger Canyon Road	50 Fremont Street
San Ramon, California 94583	San Francisco, California 94105
Telephone: (925) 842-1000	Telephone: (415) 983-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 16, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292659109
(1) Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)	Chevron Corporation ChevronTexaco Overseas Petroleum Inc. Chevron Asiatic Limited Texaco Inc. TRMI Holdings Inc.
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☑
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Chevron Corporation: Delaware ChevronTexaco Overseas Petroleum Inc.: Delaware Chevron Asiatic Limited: Delaware Texaco Inc.: Delaware TRMI Holdings Inc.: Delaware
Number of shares beneficially owned by each reporting person with: (7) Sole voting power (8) Shared voting power (9) Sole dispositive power (10) Shared dispositive power	0 0 0 0
(11) Aggregate amount beneficially owned by each reporting person.	0
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	0
(14) Type of reporting person (see instructions)	Chevron Corporation: CO ChevronTexaco Overseas Petroleum Inc. : CO Chevron Asiatic Limited: CO Texaco Inc. : CO TRMI Holdings Inc. : CO

CUSIP No. 292659109

     TRMI Holdings Inc. (“TRMI-H”), its parent corporations Texaco Inc. (“Texaco”), Chevron Asiatic Limited (“CAL”), ChevronTexaco Overseas Petroleum Inc. (“CTOPI”) and its ultimate parent company Chevron Corporation (“Chevron”) (collectively, the “Corporations”) hereby further amend and supplement the Report on Schedule 13D originally filed by Texaco on June 12, 2000, and amended by Amendment No. 1 on November 7, 2000, Amendment No. 2 on September 20, 2001 and Amendment No 3 on December 7, 2004 (the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Energy Conversion Devices, Inc. (the “Issuer”). In May 2005, ChevronTexaco Corporation changed its name to Chevron Corporation.

     With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Schedule 13D, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Item 2. Identity and Background.

     The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Name	State of Organization	Principal Business	Address
Chevron Corporation	Delaware	The description of Chevron’s business included in its Annual Report on 10-K filed with the Commission on March 3, 2005 is hereby incorporated by reference herein.	6001 Bollinger Canyon Road San Ramon, California 94583
ChevronTexaco Overseas Petroleum Inc.	Delaware	Holding company	6001 Bollinger Canyon Road San Ramon, California 94583
Chevron Asiatic Limited	Delaware	Holding company	6001 Bollinger Canyon Road San Ramon, California 94583
Texaco Inc.	Delaware	Holding company	6001 Bollinger Canyon Road San Ramon, California 94583
TRMI Holdings Inc.	Delaware	Holding company	6001 Bollinger Canyon Road San Ramon, California 94583

     Schedules I, II, III, IV and V which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the executive officers and directors of each of the Corporations.

     During the last five years, none of the Corporations and none of the natural persons identified above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     Effective May 16, 2005, the Issuer (as assignee of Ovonic Battery Company, Inc. (“OBC”)) has exercised the Option (as such term is defined in Item 4 of Amendment No. 3 to this Schedule 13D) and purchased from TRMI-H all of the 4,376,633 shares of Common Stock held by TRMI-H at an option exercise price of $4.55 per share. TRMI-H has delivered all stock certificates representing such shares of Common Stock to the Issuer at its offices in Rochester Hills, Michigan.

Item 5. Interest in Securities of the Issuer.

     The response to Item 5 is hereby amended and supplemented as follows:

(a)	Zero.

CUSIP No. 292659109

(b)	Not applicable.

(c)	Recent Transactions: The response to Item 4 is hereby incorporated by reference.

(d)	Rights with Respect to Dividends or Sales Proceeds: Not applicable.

(e)	Date of Cessation of Five Percent Beneficial Ownership: May 16, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The response to Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

     The description of the Option Agreement appearing in Item 4 of Amendment No. 3 to this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be filed as Exhibits.

     Not applicable.

* * *

Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2005

CHEVRON CORPORATION

	By:	/s/ WALKER C. TAYLOR

	Name:	Walker C. Taylor
	Title:	Assistant Secretary

CHEVRONTEXACO OVERSEAS PETROLEUM INC.

	By:	/s/ WALKER C. TAYLOR

	Name:	Walker C. Taylor
	Title:	President

CHEVRON ASIATIC LIMITED

	By:	/s/ WALKER C. TAYLOR

	Name:	Walker C. Taylor
	Title:	President

TEXACO INC.

	By:	/s/ WALKER C. TAYLOR

	Name:	Walker C. Taylor
	Title:	President

TRMI HOLDINGS INC.

	By:	/s/ WALKER C. TAYLOR

	Name:	Walker C. Taylor
	Title:	Vice President

CUSIP No. 292659109

Schedule I

     The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron Corporation (“Chevron”).

Employment Information
Name	Citizenship	Occupation	Business Address	Business of Employer
S.H. Armacost	U.S.	Chairman, SRI International	6001 Bollinger Canyon Road, San Ramon, California 94583	Consulting
J.E. Bethancourt	U.S.	Executive Vice President, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
S.J. Crowe	U.S.	Vice President and Chief Financial Officer, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
R.E. Denham	U.S.	Partner, Munger, Tolles & Olson, LLP	6001 Bollinger Canyon Road, San Ramon, California 94583	Law
R.J. Eaton	U.S.	Former Chairman of the Board of Management of DaimlerChrysler AG	6001 Bollinger Canyon Road, San Ramon, California 94583	Not applicable
S. Ginn	U.S.	Private Investor, Former Chairman of Vodafone	6001 Bollinger Canyon Road, San Ramon, California 94583	Not applicable
C.A. Hills	U.S.	Chairman and C.E.O. of Hills & Company International Consultants	6001 Bollinger Canyon Road, San Ramon, California 94583	Consulting
C.A. James	U.S.	Vice President and General Counsel, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
F.G. Jenifer	U.S.	President, University of Texas at Dallas	6001 Bollinger Canyon Road, San Ramon, California 94583	Education
G.L. Kirkland	U.S.	Executive Vice President, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
W.S.H. Laidlaw	U.K.	Executive Vice President, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
S. Nunn	U.S.	Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative	6001 Bollinger Canyon Road, San Ramon, California 94583	Charitable organization
D.J. O’Reilly	U.S.	Chairman of the Board and Chief Executive Officer of Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
P.J. Robertson	U.K.	Vice-Chairman of the Board of Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
C.R. Shoemate	U.S.	Retired Chairman, President and Chief Executive Officer of Bestfoods	6001 Bollinger Canyon Road, San Ramon, California 94583	Food products
R.D. Sugar	U.S.	Chairman of the Board, Chief Executive Officer and President of Northrop Grumman Corporation	6001 Bollinger Canyon Road, San Ramon, California 94583	Aerospace/Defense
C. Ware	U.S.	Senior Advisor to the CEO of The Coca-Cola Company	6001 Bollinger Canyon Road, San Ramon, California 94583	Beverages
J.S. Watson	U.S.	Vice President, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
R.I. Wilcox	U.S.	Vice President, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
P.A. Woertz	U.S.	Executive Vice President, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2

CUSIP No. 292659109

Schedule II

     The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of ChevronTexaco Overseas Petroleum Inc. (“CTOPI”).

Employment Information
Name	Citizenship	Occupation	Business Address	Business of Employer
K.C. Schafer	U.S.	Manager, Subsidiary Governance, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
F.G. Soler	U.S.	Subsidiary Governance Liaison, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
W.C. Taylor	U.S.	Assistant Secretary, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
H.B. Sheppard	U.S.	Assistant Treasurer, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2

CUSIP No. 292659109

Schedule III

     The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron Asiatic Limited (“CAL”).

Employment Information
Name	Citizenship	Occupation	Business Address	Business of Employer
K.C. Schafer	U.S.	Manager, Subsidiary Governance, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
F.G. Soler	U.S.	Subsidiary Governance Liaison, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
W.C. Taylor	U.S.	Assistant Secretary, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
H.B. Sheppard	U.S.	Assistant Treasurer, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2

CUSIP No. 292659109

Schedule IV

     The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Texaco Inc. (“Texaco”).

Employment Information
Name	Citizenship	Occupation	Business Address	Business of Employer
K.C. Schafer	U.S.	Manager, Subsidiary Governance, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
F.G. Soler	U.S.	Subsidiary Governance Liaison, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
W.C. Taylor	U.S.	Assistant Secretary, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
T.R. Thornton	U.S.	Vice President, Finance, Chevron North America Exploration and Production Company	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
D.M. Krattebol	U.S.	Vice President and Treasurer, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
R.I. Wilcox	U.S.	Vice President, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2

CUSIP No. 292659109

Schedule V

     The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of TRMI Holdings Inc. (“TRMI-H”).

Employment Information
Name	Citizenship	Occupation	Business Address	Business of Employer
K.C. Schafer	U.S.	Manager, Subsidiary Governance, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
F.G. Soler	U.S.	Subsidiary Governance Liaison, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
W.C. Taylor	U.S.	Assistant Secretary, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2
H.B. Sheppard	U.S.	Assistant Treasurer, Chevron	6001 Bollinger Canyon Road, San Ramon, California 94583	See Item 2